SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 Maxx Pete Ltd.
                  --------------------------------------------
                                (Name of Issuer)

                                  Common stock
                  --------------------------------------------
                         (Title of Class of Securities)

                                    57777D10
                            -------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than 5 percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 5 Pages

-------------------------                           ---------------------------
|CUSIP NO. 57777D10     |           13G            |   Page  2  of   5  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |  State Street Research & Management Company                         |
|        |  #13-31424135                                                       |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |  Reporting Person is a corporation organized under Delaware laws.   |
|        |  Principal office of Reporting Person is in Boston, MA.             |
|--------|-----------------|--------|------------------------------------------|
|                          |   5    | SOLE VOTING POWER                        |
|                          |        | 4,759,800                                |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   6    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        | 0                                        |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   7    | SOLE DISPOSITIVE POWER                   |
|       REPORTING          |        | 7,435,300                                |
|         PERSON           ----------------------------------------------------|
|          WITH            |   8    | SHARED DISPOSITIVE POWER                 |
|                          |        | 0                                        |
|--------|---------------------------------------------------------------------|
|  9     | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        | 7,435,300                                                           |
|        |                                                                     |
|--------|- -------------------------------------------------------------------|
|  10    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN  [ ]  |
|        | SHARES*                                                             |
|        |                                                                     |
|--------|- -------------------------------------------------------------------|
|  11    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   |
|        | 14.03%                                                              |
|--------|- -------------------------------------------------------------------|
|  12    | TYPE OF REPORTING PERSON*                                           |
|        | Investment adviser                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------                           ---------------------------
|CUSIP NO  57777D10     |       Schedule 13G       |   Page  3  of   5  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

Item 1(a). Name of Issuer
           --------------
           Maxx Pete Ltd.

Item 1(b). Address of Issuer's Principal Office
           ------------------------------------
           1000, 112-4th Avenue Southwest
           Calgary, Alberta T2P 0H3
           Canada

Item 2(a). Name of Person Filing
           ---------------------
           State Street Research & Management Company

Item 2(b). Address of Principal Business Office
           ------------------------------------
           One Financial Center, 30th Floor
           Boston, MA 02111-2690

Item 2(c). Citizenship
           -----------
           Reporting Person is a corporation organized under Delaware laws. Principal office of Reporting Person is Boston, MA

Item 2(d). Title of Class of Securities
           ----------------------------
           Common Stock

Item 2(e). CUSIP Number
           ------------
           57777D10

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [ ] Broker or Dealer registered under Section 15 of the Act

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act

          (c)  [ ] Insurance Company registered under Section 3(a)(19) of the
                   Act

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

          (e) [x] Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

          (g)  [ ] Parent Holding Company, in accordance with
                   Section 240.13d-1(b)(ii)(G); (Note: See Item 7)

          (h)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

-------------------------                           ---------------------------
|CUSIP NO  57777D10     |              13G         |   Page  4  of   5  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

Item 4.   Ownership.
          ----------

              If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds 5 percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)      Amount beneficially owned:  7,435,300

         (b)      Percent of Class:           14.03%

         (c)      Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the vote:
                                              4,759,800
                   (ii)   shared power to vote or to direct the vote:
                                              0
                  (iii)   sole power to dispose or to direct the
                          disposition of:     7,435,300

                   (iv)   shared power to dispose or direct the disposition of:
                                              0

              State Street Research & Management Company disclaims any beneficial interest in any of the foregoing securities.

Item 5.   Ownership of Five Percent or Less of a Class.
          ---------------------------------------------

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
          ----------------------------------------------------------------

              If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

              All foregoing shares are in fact owned by clients of State Street Research & Management Company.

-------------------------                           ---------------------------
|CUSIP NO  57777D10     |              13G         |   Page  5  of   5  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------


Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on by the Parent Holding Company.
          ---------------------------------------------------------

              If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

              Inapplicable

Item 8.   Identification and Classification of Members of the Group.
          ----------------------------------------------------------

              If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

              Inapplicable

Item 9.   Notice of Dissolution of Group.
          -------------------------------

              Inapplicable

Item 10.  Certification.
          --------------

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Date:      December 10, 1997

                                     Signature:      ________________________

                                    Name/Title:      Mary T. Lomasney
                                                     ________________________
                                                     Director of Compliance